FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2013

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Index

Item	Description of Item

1.	Market Announcement dated June 21, 2013: Brazilian Appeal Court Interim Decision on Jaguara Plant Concession

2.	Summary of Decisions of the 570th Meeting of the Board of Directos held on June 27, 2013

3.	Market Announcement dated July 2, 2013: CEMIG Comments on Press Report on Acquisitions

4.	Summary of Decisions of the 571th Meeting of the Board of Directos held on July 3, 2013

5.	Notice to Stockholders dated July 9, 2013: Dividend Payments on July 18, 2013

6.	Summary of Decisions of the 572th Meeting of the Board of Directos held on July 11, 2013

7.	Summary of Decisions of the 566th Meeting of the Board of Directos held on May 9, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

By:	/s/ Luiz Fernando Rolla
	Name:	Luiz Fernando Rolla
	Title:	Chief Officer for Finance and Investor Relations

Date: July 23, 2013

1. Market Announcement dated June 21, 2013: Brazilian Appeal Court Interim Decision on Jaguara Plant Concession

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  —  NIRE 31300040127

MARKET ANNOUNCEMENT

Brazilian Appeal Court interim decision on Jaguara Plant concession

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid — in accordance with CVM Instruction 358 of January 3, 2002, as amended — hereby reports to the Brazilian Securities Commission (CVM), the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

On June 20, 2013 Brazil’s Higher Appeal Court (STJ — Superior Tribunal de Justiça) issued an interim judgment against the Brazilian Mining and Energy Ministry in the action for mandamus brought by Cemig GT (Cemig Geração e Transmissão S.A.) for an order to require the Ministry to consider the extension of Cemig GT’s concession to operate the Jaguara Hydroelectric Plant (generation capacity 424MW, assured power 336 MW). That concession expires on August 28, 2013.

The interim judgment, given by Reporting Justice Sérgio Kukina, ensures that Cemig GT continues to operate the concession of the Jaguara Plant until the final judgment of the action.

Cemig does not yet have access to the full content of the judgment, which is scheduled for publication on June 24, 2013.

It should be noted that this is a preliminary preventive decision by the Judiciary, and that there is at present no decision on the merits of the action. The Higher Appeal Court will examine the merits of the action at a later date.

Cemig sees this decision as an unequivocal demonstration of the independence and autonomy of Brazil’s Judiciary. It underlines Cemig’s absolute confidence in the Constitutional powers of the Brazilian republic in their mission to guarantee and uphold the rights of citizens.

Cemig reiterates its commitment to establishing fair prices for services provided to the consumer, and also the quality of services, and their sustainability in the use of natural and human resources — so as to ensure that future generations can enjoy the same benefits.

Cemig will keep its stockholders and the market opportunely and appropriately informed on the progress of this case.

Belo Horizonte, June 21, 2013

 Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024   Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. Summary of Decisions of the 570th Meeting of the Board of Directos held on June 27, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  —  NIRE 31300040127

Summary of principal decisions

The Board of Directors of Cemig, at its 570th meeting, held on June 27, 2013, decided the following:

•                  Dissolution of Cemig Serviços S.A.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. Market Announcement dated July 2, 2013: CEMIG Comments on Press Report on Acquisitions

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

 CNPJ 17.155.730/0001-64  —  NIRE 31300040127

MARKET ANNOUNCEMENT

Report on acquisitions: comment

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby comments to the market, the public and — in accordance with CVM Instruction 358 of January 3, 2002 — the Brazilian Securities Commission (CVM) and the São Paulo Stock, Commodities and Futures Exchange (BM&F Bovespa S.A.) as follows:

In relation to the report in the June 28, 2013 issue of Isto É Dinheiro magazine, under the headline “Cemig goes shopping” — which includes the following: —

[...]  “We will focus our attention, as priority, on generation, and then, subsequently, on transmission”, said Morais. He does not rule out acquisition of assets of the Rede Group, which have become some of the most coveted assets in the sector.”    [...] —

Cemig comments as follows:

We reaffirm that, as part of its strategy, Cemig seeks growth in the short and medium term through acquisitions that are able to add value to the operation of its present assets, and provide our stockholders with an appropriate and attractive return on their investments — as expressed at our 18th Annual Cemig-Apimec meeting, this year. The Company’s strategy is founded on the constant search for operational efficiency, and maintenance of its recognized discipline of investing in assets that add value, and Cemig believes this strategy will certainly contribute significantly to Cemig’s sustainable growth in the long term.

Cemig continues to be attentive to events in the market, in its quest for opportunities in its three main activities in the electricity sector — generation, transmission, and distribution — continually ensuring the balance of its portfolio of businesses, and thus ensuring continuous compliance with the targets in its Long-Term Strategic Plan. Within this long-term vision, the acquisition was recently announced of a 49% interest in Brasil PCH; similarly we continue to maintain negotiations and evaluate other opportunities — including the Rede Group. However, we have no developments to report that qualify as requiring publication of a Material Announcement, under the terms of CVM Instruction 358.

Cemig reaffirms its commitment to seek investment opportunities that meet the requirements of profitability established by its stockholders and to publish all and any material information when it is confirmed and effective.

Belo Horizonte, July 2, 2013.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. Summary of Decisions of the 571th Meeting of the Board of Directos held on July 3, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  —  NIRE 31300040127

Summary of principal decisions

The Board of Directors of Cemig, at its 571st meeting, held on July 3, 2013, decided the following:

•                  Surubim Project.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. Notice to Stockholders dated July 9, 2013: Dividend Payments on July 18, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY — CNPJ: 17.155.730/0001-64

NOTICE TO STOCKHOLDERS

Dividend payments on July 18

Under the decisions of the Ordinary and Extraordinary General Meetings of Stockholders held concurrently on April 30, 2013, as reported in the Notice to Stockholders dated April 30, 2013, the second installment of the dividends payable for the business year 2012 is R$ 609,053,500.00 (six hundred nine million fifty three thousand five hundred Reais), to be paid by December 30, 2013.

Of this amount, Cemig will pay R$ 250,000,000.00 (two hundred fifty million Reais), equivalent to R$ 0.293201967 per share, on July 18, 2013.

The amount remaining to be paid by December 30, 2013 is R$ 359,053,500.00 (three hundred fifty nine million fifty three thousand five hundred Reais).

Stockholders entitled to this payment will be:

•                  for shares traded on the São Paulo Stock Exchange (BM&FBovespa S.A.):

stockholders of record on April 30, 2013; and

•                  for American Depositary Receipts (ADRs) traded on the New York Stock Exchange:

stockholders of record on May 6, 2013.

Stockholders whose bank details are up to date with the Custodian Bank for Cemig’s nominal shares (Banco Itaú Unibanco S.A.) will have their credits posted automatically on the first day of payment. Any stockholder not receiving the credit should visit a branch of Banco Itaú Unibanco S.A. to update his/her registry details.

Proceeds from shares deposited in custody at CBLC (Companhia Brasileira de Liquidação e Custódia — the Brazilian Settlement and Custody Company) will be credited to that entity and the Depository Brokers will be responsible for passing the amounts through to holders.

Belo Horizonte, July 9, 2013.

Luiz Fernando Rolla

Chief Finance and Investor Relations Officer

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

6. Summary of Decisions of the 572th Meeting of the Board of Directos held on July 11, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  —  NIRE 31300040127

BOARD OF DIRECTORS

Meeting of July 11, 2013

SUMMARY OF PRINCIPAL DECISIONS

The Board of Directors of Cemig (Companhia Energética de Minas Gerais), at its 572nd meeting, held on July 11, 2013, decided the following:

1.         Appointment of a Manager for Cemig Telecom.

2.         Signature of a counter-guarantee contract with Light.

3.         Change in the amount of the increase in the share capital of Empresa Norte de Transmissão de Energia S.A. (ENTE)

4.         Constitution of a special-purpose company by Taesa.

5.         Change in the composition of Committees of the Board of Directors.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

7. Summary of Decisions of the 566th Meeting of the Board of Directos held on May 9, 2013

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY

CNPJ 17.155.730/0001-64  —  NIRE 31300040127

BOARD OF DIRECTORS

SUMMARY OF MINUTES OF THE 566TH MEETING

Date, time and place:	May 9, 2013 at 9 a.m. at the company’s head office,
Av. Barbacena 1200, 21st Floor, Belo Horizonte, Minas Gerais, Brazil.

Meeting Committee:	Chair:	Dorothea Fonseca Furquim Werneck;
	Secretary:	Anamaria Pugedo Frade Barros.

Summary of proceedings:

I                               Conflict of interest: The Chair asked the members present whether any of them had conflict of interest in relation to the matters on the agenda of this meeting, and all stated there was no such conflict of interest.

II                          The Board approved the minutes of this meeting.

III                     The Board authorized:

a)             Surety guarantee: Granting of a corporate surety guarantee for the signature by Cemig D with Banco do Brasil S.A. of the First Amendment for Alteration and Ratification of Commercial Credit Note No. 20/04620-0 (currently 16/38116-5), in the amount of two hundred thirty million Reais, with final maturity on May 10, 2013, with the following new conditions:

Tenor:	One thousand and eighty days.

Amortization:	Amortization of the principal, with the addition of the agreed financial charges, in a single installment, on April 24, 2016.

Financial charges:	104.25% of the variation represented by the CDI rate, paid together with the principal.

Additional costs:	Restructuring fee of 0.20%, payable on the amount released, on release of funds.

Guarantee:	Surety given by Cemig.

Av. Barbacena 1200    Santo Agostinho    30190-131 Belo Horizonte, MG    Brazil    Tel.: +55 31 3506-5024    Fax +55 31 3506-5025

This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

b)              Consortia / Auction: Taesa shall constitute consortia, and, as necessary, special-purpose companies in the event that Taesa wins Auction 01/2013, to be held by Aneel, for provision of public electricity transmission service including construction, operation and maintenance of transmission facilities connecting the national grid to the following lots and facilities, in Lots E, H and I, through consortia constituted as follows:

Lot E:                    Furnas with 49%, Taesa with 51%;

Lot H:                  Eletronorte with 40%, Taesa with 60%; and

Lot I:                       Eletronorte com 45%, Alupar Investimento S.A. with 27.5%, Taesa with 27.5%;

and ownership of total and voting shares in the capital of each special-purpose company formed shall be in the same proportion as the parties’ participation in each consortium.

IV                      The following spoke on general matters and business of interest to the Company:

The Chair;
Board members:	Arcângelo Eustáquio Torres Queiroz,	Djalma Bastos de Morais.

The following were present:

Board members:

Dorothea Fonseca Furquim Werneck,

Djalma Bastos de Morais,

Arcângelo Eustáquio Torres Queiroz,

Fuad Jaorge Noman Filho,

Guy Maria Villela Paschoal,

João Camilo Penna,

Joaquim Francisco de Castro Neto,

Paulo Roberto Reckziegel Guedes,

Tadeu Barreto Guimarães,

Wando Pereira Borges,

Bruno Magalhães Menicucci,

José Augusto Gomes Campos,

Newton Brandão Ferraz Ramos,

Tarcísio Augusto Carneiro,

Adriano Magalhães Chaves,

Luiz Augusto de Barros,

Paulo Sérgio Machado Ribeiro;

Secretary:	Anamaria Pugedo Frade Barros.

Anamaria Pugedo Frade Barros